RECEIVED
MAR 01 2002
352

SECURIT 02007661 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 07865

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CONTINENTAL CAPITAL INVESTMENT SERVICES, INC.
(FORMERLY SKY INVESTMENTS, INC.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 N. Main St.
(No. and Street)

Bryan	OH	43506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Faulkner (419) 885-7525
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name — *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, William Faulkner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Capital Investment Services, Inc., as of December 31, xx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

WILLIAM FAULKNER
CHIEF FINANCIAL OFFICER

Title



Notary Public

DONALD L. GRUVER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES APRIL 10, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Continental Capital Investment Services, Inc.
(formerly Sky Investments, Inc.)

Financial Statements
and Supplemental Information

For the Year Ended December 31, 2001

Table of Contents



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants


RECEIVED
MAR 01 2002
352
SECTION

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Continental Capital Investment Services, Inc.

We have audited the accompanying statement of financial condition of Continental Capital Investment Services, Inc. (formerly Sky Investments, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Capital Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 28, 2002

Continental Capital Investment Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Current assets:	
Cash and cash equivalents	$ 311,559
Cash segregated for the benefit of customers	46
Accounts receivable:	
Clearing organizations	931,289
Registered representatives	259,681
Affiliated company	12,926
	1,203,896
Prepaid expenses	27,355
Total current assets	1,542,856
Property and equipment:	
Furniture and fixtures	528,821
Leasehold improvements	95,054
	623,875
Less accumulated depreciation	360,767
Net property and equipment	263,108
Other assets	
Deposit:	
Clearing organization	50,000
Lease	7,600
	57,600
Deferred federal income taxes	4,400
Total other assets	62,000
Total assets	$ 1,867,964
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable:	
Accounts payable	$ 21,547
Clearing organization	46,371
	67,918
Accrued liabilities:	
Commissions	1,060,562
Other	27,438
	1,088,000
Total current liabilities	1,155,918
Stockholder's equity:	
Common stock, no par value; 250 shares authorized 176 issued and outstanding	88,000
Paid-in capital	3,602,512
Accumulated deficit	(2,978,466)
Total stockholder's equity	712,046
Total liabilities and stockholder's equity	$ 1,867,964

See accompanying notes to financial statements.

Continental Capital Investment Services, Inc.

Statement of Operations

Year Ended December 31, 2001

Revenues:	
Commissions:	
Securities	$ 3,133,005
Mutual fund	3,291,620
Insurance and annuities	5,444,265
Fee based	631,784
	12,500,674
Management fees	210,000
Interest income	37,063
Loss on disposal of property and equipment	(23,129)
Other	512,855
Total revenues	13,237,463
Expenses:	
Commissions	10,850,041
Payroll	1,104,692
Bad debts	506,424
Equipment	228,261
Employee benefits	125,991
Occupancy	122,088
Corporate office charges	119,003
Depreciation	115,946
Payroll taxes and worker's compensation	71,068
Advertising, marketing and promotion	79,274
Communications and delivery	73,830
Professional services	60,659
Travel	52,830
Supplies	52,619
Regulatory fees	36,776
Insurance	18,864
Dues and subscriptions	2,379
Miscellaneous	3,343
Total expenses	13,624,088
Loss before income taxes	(386,625)
Provision (credit) for federal income taxes:	
Current	(25,425)
Deferred	3,612
	(21,813)
Net loss	$ (364,812)

See accompanying notes to financial statements.

Continental Capital Investment Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2001

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2000	$88,000	$ 3,475,000	$ (2,613,654)	$ 949,346
Capital contributions		127,512		127,512
Net loss			(364,812)	(364,812)
Balance at December 31, 2001	$88,000	$ 3,602,512	$ (2,978,466)	$ 712,046

See accompanying notes to financial statements.

Continental Capital Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (364,812)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Provision for bad debts	506,424
Deferred federal income taxes	3,612
Loss on disposal of property and equipment	23,129
Depreciation	115,946
Changes in assets and liabilities:	
Cash segregated for customers	18
Accounts receivable	(1,523,710)
Prepaid expenses	10,193
Deposits	(7,600)
Accounts payable	35,009
Accrued liabilities	352,498
Net cash used in operating activities	(849,293)
Cash flows from investing activities:	
Capital expenditures	(65,078)
Net cash used in investing activities	(65,078)
Cash flows from financing activities:	
Capital contributions	127,512
Net cash provided by financing activities	127,512
Decrease in cash and cash equivalents	(786,859)
Cash and cash equivalents at beginning of year	1,098,418
Cash and cash equivalents at end of year	$ 311,559
Supplemental cash flow disclosure:	
Cash paid to parent company during the year for income taxes	$ 84,078

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Continental Capital Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). In December 2001, the Company changed its name from Sky Investments, Inc. to Continental Capital Investment Services, Inc. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. On March 15, 2001, the Company was acquired by Continental Capital Corporation ("Continental") from Sky Financial Group, Inc. for $2,200,000 in cash and became a 100% owned subsidiary of Continental, a holding company of several financial services-related businesses. Continental Capital Corporation operates five principal lines of business through its subsidiaries, including general securities brokerage, investment banking, investment management, financial advisory and business consulting. The Company's customer base is located throughout the United States.

In December 2001, all of the registered representatives at Continental Capital Securities, Inc. ("Securities), a broker-dealer which is also a 100% owned subsidiary of Continental, were transferred to the Company, effective January 1, 2002. This change in operations has been approved by the National Association of Securities Dealers.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Revenue Recognition

The clearing broker records customer securities transactions on a trade date basis. In December 2001, the Company changes its method of recording commission revenue and expense to a settlement date basis. The effect of this change in accounting does not have a material effect on the accompanying financial statements.

Cash for the Benefit of Customers

The Company is exempt from the segregation requirement of SEC Rule 15c3-3 because the Company processes mutual fund transactions through a (k)(2)(i) account maintained for the exclusive benefit of customers. Cash of $46 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

Property and Equipment

Property and equipment is stated at cost. Depreciation is recorded on the straight-line basis at rates based on estimated useful lives of the assets.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $79,272 in the year ended December 31, 2001.

1. Summary of Significant Accounting Policies - continued

Concentration of Credit Risk

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

Income Taxes

The Company files a consolidated federal income tax return with Sky Financial Group, Inc. for the period ended March 15, 2001 and with Continental for the remainder of 2001. The federal income tax benefit is determined on a separate company return basis. Deferred tax assets and liabilities represent the expected future tax effects of temporary difference between items recognized differently in financial statements and tax returns.

Statement of Cash Flows

The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

2. Clearing Agreement

The Company has entered into a fully-disclosed clearing agreement with National Financial Services Corporation ("NFSC"), whereby customer accounts are cleared and carried by NFSC. The agreement calls for the Company to maintain a deposit balance in an account maintained by NFSC. The deposit amount according to the original agreement was $50,000 subject to increase based upon volume or nature of transactions. The Company would be responsible to deposit additional cash in an amount agreed upon by the Company and NFSC. At December 31, 2001, the Company had $50,000 cash on deposit to satisfy this requirement and this is included in other assets on the December 31, 2001 statement of financial condition. The agreement remained in effect for one year from the date of commencement and is currently automatically renewable for one-year periods, unless written notice of termination is given by either party.

The Company has agreed to indemnify this clearing organization from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Federal Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates due principally to certain expenses which are not deductible for federal income tax purposes. The Company has recognized a deferred tax asset of $4,400 at December 31, 2001 relating primarily to the expected future tax benefit related to depreciation expense.

4. Related Party Transactions

The Company leases its corporate office facilities from Continental on a month-to-month basis. Total payments of $68,400 were made during the year ended December 31, 2001.

The Company makes and receives advances to companies affiliated through common ownership. Accounts receivable due from an affiliated company was $12,926 at December 31, 2001. The Company made advances of $504,398 to Continental during 2001 and a corresponding provision for loss has been recorded.

The Company charges a management fee to a company affiliated through common ownership for management and administrative services which amounted to $210,000 for the year ended December 31, 2001.

5. 401(k) Plan

The Company has a 401(k) Plan which covers all permanent employees who meet eligibility requirements. The Plan provides for a discretionary matching Company contribution which equals 50% of employee contributions up to a maximum amount of 4% of an employee's compensation. The Company contributed approximately $22,800 in the year ended December 31, 2001.

6. Contingencies

The Company has various pending or threatened claims relating to various financial transactions involving current and former registered representatives arising in the ordinary course of business. Management believes that the Company is not responsible for any losses and plans to vigorously defend its actions. In addition, management believes that the ultimate liability, if any, with respect to these actions will not have an adverse material effect on the Company's financial statements.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $114,438 ($419,271 at December 31, 2000) which was $37,373 in excess of its required net capital of $77,065. The Company's net capital ratio was 10.10 to 1 (1.89 at December 31, 2000).

SUPPLEMENTAL INFORMATION

Continental Capital Investment Services, Inc.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital:	
Total stockholders' equity	$ 712,046
Deductions of nonallowable assets:	
Other unsecured receivables	259,696
Accounts receivable from affiliated company	12,926
Prepaid expenses	27,355
Net property and equipment	263,108
Deferred federal income taxes	4,400
Other	7,800
	575,285
Other deductions - deductible amount of surety bond	19,000
Total deductions	594,285
Net capital before haircut on securities positions	117,761
Haircut on sweep account and money market fund	3,323
Net capital	$ 114,438
Aggregate indebtedness	$1,155,918
Computation of basic net capital - minimum net capital required	$ 77,065
Excess net capital	$ 37,373
Ratio - aggregate indebtedness to net capital	10.10 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31):	
Net capital as reported in Company's Part II (unaudited)	$ 102,044
Haircuts on sweep account and money market fund	(3,323)
Decrease in accounts payable	15,717
Net capital per above	$ 114,438

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Sky Investments, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Continental Capital Investment Services, Inc.

In planning and performing our audit of the financial statements of Continental Capital Investment Services, Inc. (formerly Sky Investments, Inc.) for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Continental Capital Investment Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts

that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not and should not be used for any other purpose.

Toledo, Ohio
January 28, 2002